SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of June 2002.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F           Form 40-F   |X|



     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No   |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:  Press Release dated June 12, 2002.

This Form 6-K shall be deemed  incorporated  by  reference  in the  Registrant's
Registration  Statement  on  Form  S-8,  Reg.  Nos.  333-13350,   333-66044  and
333-74932.

PRESS RELEASE                                        FOR IMMEDIATE PUBLICATION



            CGI adds expertise to its Alberta government practice in
                  acquiring Stewart & Stewart Consulting Inc.


Edmonton, Alberta, June 12, 2002 -CGI Group Inc. (CGI) (TSX: GIB.A; NYSE: GIB) today announced that it closed the acquisition of privately-held Stewart & Stewart Consulting Inc., with revenues valued at CDN$4 million. The Edmonton-based company adds geographic information systems and resource-based systems knowledge with its 35 professionals supplying services primarily to the Alberta government.

CGI's Edmonton office now employs close to 200 professionals serving both government and private sector clients. With this acquisition, CGI has forged new links with Alberta Sustainable Resources. CGI's Edmonton-based professionals provide long-term information technology support and development to four Alberta government departments as well as the NWT Workers' Compensation Board based in Yellowknife. CGI also has government practices in Ottawa, Toronto, Regina, Quebec City, Cleveland, Washington and Albany. Government client revenue account for 12% of CGI's total revenue.

"In joining CGI, we are able to offer our clients a broader array of services and expertise. Something we could not do on our own as effectively. Our seasoned professionals will benefit from synergies created within CGI as we collectively evolve the practice," said Rod Stewart former president of Stewart & Stewart Consulting Inc.

Michael Roach, president and chief operating officer for CGI added: "We are very excited about broadening our presence and expertise in Western Canada. For over 10 years, Stewart & Stewart marked themselves by offering high quality consulting services with an increasing focus on geographical information systems in the forestry and land management sector. Their professionalism and strong commitment to delivering value make them an excellent fit within CGI. We value our strong ties with the Alberta government for which this acquisition further demonstrates our commitment to bringing them best-of-breed services and solutions."

About CGI
Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount of 13,700 professionals. CGI's annualized revenue run-rate totals CDN$2.1 billion (US$1.3 billion). CGI's order backlog currently totals CDN$10.7 billion (US$6.7 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients worldwide from more than 60 offices. CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB). They are included in the TSX 100 Composite Index as well as the S&P/TSX Canadian Information Technology and Canadian MidCap Indices.
Website: www.cgi.com

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management's Discussion and Analysis (MD&A) in CGI Group Inc.'s Annual Report or Form 40-F filed with the SEC, the Company's Annual Information Form filed with the Canadian securities. CGI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                      -30-

For more information:

CGI:
Investor relations
Julie Creed
Vice-president, investor relations
(312) 201-4803

Ronald White
Director, investor relations
(514) 841-3230

Media relations
Eileen Murphy
Director, media relations
(514) 841-3430

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           CGI GROUP INC.
                                             (Registrant)


Date:    June 12, 2002                     By /s/ Paule Dore
                                             Name:   Paule Dore
                                             Title:  Executive Vice President
                                                     and Chief Corporate Officer
                                                     and Secretary